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                                                                                                    -----------------------------
                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:         May 31, 1997
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                    hours per response ..... 2.50
                                                                                                    -----------------------------
                                                                                                    -----------------------------
                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                                0-19566
(Check One):                                                                                        -----------------------------
                                                                                                    -----------------------------
 |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR                                     CUSIP NUMBER
                                                                                                             270313 10 9
     For Period Ended: __March 31, 1997________________________________________                     -----------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant
     EARTH SEARCH SCIENCES, INC.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
     502 NORTH 3RD STREET, #8
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City, State and Zip Code
     MCCALL, IDAHO  83638
PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  |_|   | (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the
        |     subject  quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
        |     calendar day following the prescribed due date; and
        |
        | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,  N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

  |X|   |      portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date.

          The Company recently finalizalied material agreements, which management and accountants, Price Waterhouse, feel should be incorporated in the filing and therefore more time is required to inform the shareholders of current events.

                                                                                                            SEC 1344 (6/94)
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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    _______TAMI STORY___________________________  ___________208_________________  ____________634-7080_____________________________
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       |_| Yes  |_| No
    --------------------------------------------------------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |_| Yes  |_| No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

====================================================================================================================================


                                                  EARTH SEARCH SCIENCES, INC.
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date _June 30, 1997________________________                                   By /s/ Tami Story, Corporate Secretary

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
------------------------------------------------------------------------------------------------------------------------------------


                                                        GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities  Exchange Act of 1934.

2.  One  signed  original  and four  conformed  copies of this form and  amendments  thereto  must be  completed  and filed with the
    Securities and Exchange  Commission,  Washington,  D.C.  20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The  information  contained in or filed with the form will be made a matter of public  record in the  Commission files.

3.  A manually  signed copy of the form and amendments  thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

4.  Amendments  to the  notifications  must also be filed on form 12b-25 but need not restate  information  that has been  correctly furnished. The form shall be clearly identified as an amended notification.

5.  Electronic  Filers.  This form shall not be used by  electronic  filers  unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T  (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 10-K


[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended March 31, 1997 or
[ ] Transition report pursuant to Section 13 or 15(d) of the Securities exchange Act of 1934 For the transition period from __________ to
         _________

                         Commission file number 0-19566

                          EARTH SEARCH SCIENCES, INC.
             (Exact name of registrant as specified in its charter)

               Utah                                             87-0437723
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                              Identification No.)

      502 North 3rd Street, #8
           McCall, Idaho                                           83638
Address of principal executive offices)                         (Zip Code)

                         Registrant's telephone number,
                       including area code: (208) 634-7080

Securities registered pursuant to Section 12(b) of the Act:   None
Securities registered pursuant to Section 12(g) of the Act:   Common Stock

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

     Aggregate market value of Common Stock held by nonaffiliated of the Registrant at March 31, 1997 $27,470,367. For purposes of this calculation, officers and directors are considered affiliates.

   Number of shares of Common Stock outstanding at March 31, 1997: 70,256,693


This Form 10-K consists of ____ pages. Exhibits are indexed at page ____.

                                TABLE OF CONTENTS

Item of Form 10-K                                                      Page

PART I   .............................................................   3

Item 1 -        Business    ..........................................   3
Item 2 -        Properties   .........................................   7
Item 3 -        Legal Proceedings   ..................................   7

Item 4 -        Submission of Matters to a Vote of
                Security Holders  ....................................   7

Item 4(a)       Executive Officers of the Registrant..................   7

PART II. .............................................................   8

Item 5 -        Market for the Registrant's Common
                Equity and Related Shareholder Matters      ..........   8
Item 6 -        Selected Financial Data   ............................   8
Item 7 -        Management's Discussion and Analysis of Financial Condition
                  and Results of Operations...........................   9
Item 8 -        Financial Statements and Supplementary Data ..........   12
Item 9 -        Changes in and Disagreements with Accountants
                     on Accounting and Financial Disclosure   ........   12

PART III .............................................................   13

Item 10 -       Directors and Executive Officers of the Registrant ...   13
Item 11 -       Executive Compensation    ............................   13
Item 12 -       Security Ownership of Certain Beneficial Owners and
                  Management      ....................................   13
Item 13 -       Certain Relationships and Related Transactions .......   13

PART IV  .............................................................   14

Item 14 -       Exhibits, Financial Statement Schedules, and Reports
                  on Form 8-K       ..................................   14

SIGNATURES        ....................................................   15

                                     PART I

ITEM 1.  BUSINESS

General

         Earth Search Sciences, Inc. (formerly Turnabout Corporation) (the "Registrant" or the "Company") was incorporated as a Utah corporation on May 15, 1984. The Company, up until 1985, had limited activity except for expenditures for exploration and acquisition of mining claims in Alaska. On December 5, 1985, the Registrant acquired all of the outstanding common stock of Earth Search Sciences, Inc. ("ESSI"), in exchange for 13,639,600 shares of its previously authorized, unissued $.001 par value common stock. On August 11, 1987, the Registrant changed its name to Earth Search Sciences, Inc. and on November 19, 1987, the former subsidiary was dissolved.

         The Company has been in a research and development posture since its inception, and has recently reported immaterial revenues. The Company and its chairman, Larry Vance, have spent the last ten years developing an airborne remote sensing capability that can be economically configured into both governmental and commercial projects. The Company initially sought to utilize United States Government proprietary airborne remote sensing technology to identify sites with potential economically recoverable mineral deposits. The Company intended to use the remote sensing data as a means of limiting the universe of available mining sites in a given region. The Company anticipated doing further investigative work on the identified sites, taking a land or mineral interest in promising sites and thereafter either developing the sites into mines independently or seeking a joint venture partner or mining entity to develop the site.

         The Company has developed a two-prong strategy to convert from a research and development company to an operating company. With the experience of Dr. John Peel, the Company's CEO, the Company has a strong base from which to develop remote sensing business aimed at the United States Government sector of customers, principally with respect to the use of remote sensing in identifying environmental exposures and aiding the Government in designing economical remediation programs. Unfortunately, the funding uncertainties at most Governmental agencies and defense contracting firms has hampered development of this prong of the Company's strategy.

         The second prong of the Company's strategy involves development of commercial opportunities involve remote sensing, particularly in the mining area. To better focus the Company's commercial plans, the Company formed a wholly owned subsidiary, Earth Search Resources, Inc. ("ESR") and on June 1, 1996, hired Brian C. Savage, formerly director of the investment banking mining group of Nesbitt Burns Securities, Inc., in New York, as president of ESR and Vice President-Resource Development of the Company. Mr. Savage's experience in the mining industry and his investment banking background should provide the Company with significant assistance in developing the commercial side of the business. The Company has further consolidated and strengthened its natural resources exploration and production capabilities with the April 9, 1997 appointment of Mr. Savage as President of Earth Search Sciences. Mr. Savage has over 17 years of experience in all aspects of the mining industry including mine operations, management, engineering, mining software specialist, and corporate finance specialist including equity financing, project financing, gold loans, production payments, public debt financing, financial advisory, general corporate banking and investment banking. Mr. Savage has been involved in more than $10 billion of debt and equity financing for the mining companies. While with Nesbitt Burns Securities in New York Mr. Savage held the position of director investment banking mining group. Mr. Savage's experience also includes serving in the position of director, mining and metals for Bank of Montreal where his responsibilities included business development in the United States. Mr. Savage earned a bachelor of science degree in mining engineering and a master of science degree in mineral economics from the Colorado school of mines. Mr. Vance remains chairman, and Dr. Peel remains CEO.

Imagery Database

         In the summer of 1987, the Company obtained airborne multi-spectral scanner imagery over sites in Oregon, Arizona and Nevada. The imagery, gathered by an airplane using a thematic mapper scanner, was recorded on high density digital tape and later decompressed into computer compatible data. The Company's cost basis in this database includes imagery produced in photographic form (hard copy) as well as the data on digital tape. This information was then interpreted by a geologist having expertise in the ATM method. The initial interpretation was complete by June, 1988 and produced approximately 500 anomalies that will require exploration work to determine mineralization. In addition to identification of potential mineralization, the database can be used for oil and gas exploration, environmental exposure identification and other purposes for which geology is a major consideration. The Company has fully depreciated the cost of acquiring this database but still intends as financial resources become available to use the data base to focus ESR on promising target properties for further remote sensing and exploration.

         In 1991, the Company was invited to participate in the Visiting Investigator Program (VIP) sponsored by the National Aeronautics and Space Administration ("NASA"). In the VIP program, the Company sought to compare the benefits of using an Airborne Visible and Infra-Red Imaging Spectrometer ("AVIRIS" instrument) in locating geologic areas of interest in a test area in Nevada with other less advanced instruments. The results of that program were published in January 1993 in a study entitled "Developing the use of AVIRIS, TIMS and TM Data to evaluate Hydrothermal alteration types as related to geologic structures in the Cuprite, Nevada Region," Series VIP-002-93, Stennis Space Center, Remote Sensing Technologies. As a result of participation in the program the Company acquired a large amount of unprocessed data. The useful life of this information is expected to be in the range of five to ten years.

         The Company's data collected in 1987 and 1991 has been stored and can be used many times interactively to determine the fine detail that go with the use of remote sensing as an exploration tool for locating mineral prospects. That same data can be used for other applications such as environmental issues, resource management issues and corridor development.

         The Company intends to structure its relationship with ESR so Earth Search Sciences receives licensing fees for access to data and technology available to the Company and overriding royalties on minerals ultimately exploited by ESR or any of its customers. ESR is presently preparing with a joint venture mining company partner to develop data packages based on the imagery data the Company has acquired. The Company anticipates that the mining partner will provide the capital necessary to exploit this very valuable asset.

         As with ESR, the Company anticipates structuring its relationship with its strategic alliance partners for the Government sector in a manner that provides the Company with licensing fees for exclusive use of the seven meter imagery on government programs, including but not limited to the U.S. Forest Service, Bureau of Land Management, Environmental Protection Agency, Department of Energy, Department of Agriculture, and Department of Defense. The Company will reserve the rights to this imagery for the perpetual duration of the licensing contract.

Original Business Plan

         Based on the imagery database accumulated by the Company in 1987 and 1991, the Company procured mining patents and land leases and sought partners to develop several prospective mining properties. The Company in fact entered into several arrangements with mining entities for the development of some of the Company's properties, but none of those arrangements resulted in development of operating mines. Due to lack of capital to fund advance royalties and due diligence requirements on the Company's mining properties and to changes in mining laws which required increased and more timely due diligence expenditures, the Company opted to release virtually all of its mining properties between 1991 and 1994. The new mining laws imposed a financial burden on the Company by requiring a payment in advance of a flat fee per claim plus filing costs instead of the prior arrangement under which the Company could perform general assessment work prior to making a significant financial commitment.

         As an adjunct to the business of developing mineral properties, the Company recognized the need to refine the technology of remote sensing with the ultimate goal of commercializing the technology. To achieve that goal, the Company believes that a miniaturized hyperspectral remote sensing instrument must be developed so that more economical aircraft can be utilized for the airborne sensing. The Landsat sensor is configured with 11 channels of data in comparison with a hyperspectral instrument that has 224 channels of data. The difference is achieved by splitting the light spectrum 213 times more than the Landsat sensor and by providing better resolution. The resulting improvement in resolution enables the Company to be able to read the chemistry of the spectra giving us more substantial information. The comparison between the two instruments enables the user to identify what is there instead of merely learning that something is there.

         On April 12, 1991, the Company commenced entering into semiannual agreements with NASA to participate in the VIP program to utilize the specialized resources and sensing technology of NASA to the goal of commercialization. The agreements allowed the Company access to NASA's sophisticated facilities that are capable of a full range of remote sensing activities. Pursuant to the agreement NASA supplied administrative and technical support and the Company was responsible for the expenses and costs of the project .The Company has gained several years experience in the hyperspectral field under this agreement. The mission of JPL/NASA is to conduct high risk, proof of principle investigations and release the findings to the general public through programs such as the VIP and Space Act Agreement. Industry participants must submit a scientific project of merit for evaluation by NASA. The non proprietary , non exclusive data resulting from NASA's investigations can be utilized by private industry in their own decision making process regarding the development of commercial hyperspectral imaging technologies. Earth Search Sciences, in its early stages of development utilized cost shared hyperspectral image collections from the NASA/ JPL AVIRIS instrument to provide proof of principle images to its managers and directors during the decision making process over the issue of whether or not to proceed with the development of the company's own proprietary, privately funded instrument, Probe 1.

         In July, 1993, the Company flew an EPA superfund site at Summitville, Colorado, jointly with the EPA, USGS, Colorado DEQ, JPL and NASA to characterize the extent of the environmental exposure at the site and to prove the Company's remote sensing capabilities. The final report has been completed by the Company and Analytical Imaging and Geophysics and the findings will be used for environmental and mineral purposes. The Summitville flight provided the Company with the opportunity to prove the value of remote sensing in a commercial and governmental setting, and ultimately led to the development of the Company's current business plan.

Current Business Plan

         The Company believes that hyperspectral remote sensing technology, if economical, can play a central role in a multitude of settings, and has application both in the United States and abroad. The Company has identified applications in such diverse markets as watershed analysis, pollution detection, pipeline easement mapping and routing, plume analysis, vegetation stress analysis, agriculture, disaster assessment, mineral exploration, forestry, fisheries, heat loss detection, wetlands delineations, stormwater management, emergency planning and evacuation route assessment, land use, prescription farming and unexploded ordnance detection.

         The key to accessing these market opportunities remains the miniaturization of the remote sensing technology and usage of the technology on an economical basis. The Company plans to continue its efforts to miniaturize and downsize the technology with continued economic improvements in the operation and maintenance of the sensor the ultimate objective.

         Earth Search Sciences, Inc. and Integrated Spectronics Pty Ltd. have jointly developed a remote sensing instrument, the ESSI Probe 1, that spectrally measures the reflectance of the sun from the earth and is considered one of the most advanced hyperspectral instruments in the world. The Company and Integrated Spectronics have signed a series of agreements to engineer, develop and manufacture sensors as needed for each market that the Company contemplates entering.

         Earth Search Sciences has developed a financial strategy, and through that strategy has begun to acquire the necessary capital for the purchase of its own miniaturized hyperspectral remote measurement instrument, ESSI Probe 1. The financial strategy is centered around the direct funding of the manufacture of ESSI's own sensor design by existing qualified Earth Search Sciences shareholders familiar with the company's business strategy. The manufacture of the Probe1 sensor is to be accomplished through the strategic alliance that the Company has been developing since 1994 between Integrated Spectronics Pty. Ltd.

         ESSI believes it can offer territorial concessions to qualified shareholders who fund the acquisition of Probe 1s. The terms of these concessions include ownership in a subsidiary that is licensed by the Company to use the Probe 1 in a specified location utilizing services provided by the Company or ESR (data collection, processing, interpretation, technical data packages, and management and marketing).

         On June 1, 1997,the company took delivery of one of three Probe 1 instruments currently on order . This instrument has been installed in a Naval research Laboratory P-3 aircraft as part of a deployment to Kazakstan in Central Asia for a U.S. Government/ Earth Search Sciences cost shared scientific mission sponsored by the U.S. Department of Energy, Battelle Pacific Northwest National Laboratory (PNNL), The Remote Sensing Laboratory-Las Vegas, Nevada, and Sandia National Laboratory. Economic development issues, including natural resources mapping and environmental surveillance are being addressed as part of the mission.

         The Company also believes that the recent appointment of Brian Savage as President of Earth Search will strengthen the Company's ability to develop the commercial side of the business and enhance the Company's ability to access funds to fulfill the business plan. Mr. Savage has been representing Earth Search's interests in Central Asia and is currently participating in the joint scientific mission to Kazakstan sponsored by the Department of Energy with Battelle Pacific Northwest National Laboratories, The Remote Sensing Laboratory
(RSL)-Las Vegas, Nevada, and Sandia National Laboratory, and the Naval Research Laboratory. The mission is scheduled from June 19, 1997 to July 5, 1997. Earth Search will collect imagery with its Probe-1 instrument that is currently flying aboard the Naval Research Laboratory's P-3 aircraft. The imagery will be utilized by Earth Search and its Kazakstani partner, SEMTECH for natural resources mapping. This represents the first deployment of the Probe 1 instrument for commercial purposes.

         Falconbridge, Limited (approximately $2.5 billion Canadian annual revenue mining company) has signed a memorandum of agreement to explore and develop the base metals on the Polygon (Kazakstan). Falconbridge has provided assistance to Earth Search in meeting the terms and conditions of the new Kazakstan mining laws that require that a major mining company be part of any team that seeks to develop Kazakstan's mineral resources.

         Falconbridge, Limited and Earth Search have also signed a letter of intent to form a new company whose mission is exploration and development of resource opportunities. The relationship continues to develop within the stated conditions of the letter.

         During the fiscal year ended March 31, 1996, the Company negotiated a concession license to develop hydrocarbons and minerals and formed a team for a mission to Kazakstan in 1996. The team includes the Company and contractors:
Battelle/PNNL and the Department of Energy's AMPS program. A letter from the Kazakhstan Ministry of Science and New Technologies has been received by the U.S. State Department addressed to the Secretary of Energy. This letter invites Earth Search Sciences, its contractors and Department of Energy to perform the mission. In addition to the concession the Company has acquired a twenty percent (20%) ownership from Scientech and commenced the acquisition of a complex mining license. The Company is negotiating with a large mining company that has international holdings. Prior to March 31, 1997, John Peel, CEO of Earth Search Sciences, Brian Savage, President of Earth Search Sciences and Bill Farrand, senior remote sensing geologist from Applied Signal and Image Technology visited prospective (candidate) sites for field exploration. Mineralization was found and ore samples were collected for laboratory examination. The extent of mineralization is unknown at this time. Ground truthing of seven acres was performed in support of the contemplated AMPS flyover.

         Earth Search Sciences engaged Behre Dolbear & Company, Inc. to undertake property examination of the Polygon in September 1996. Behre Dolbear's commission was among other things to (I) conduct a site visit, visit and sample mineral properties occurring within the Polygon; (ii) determine their economic potential; and (iii) develop an exploration program which would bring the properties to a prefeasibility level of confidence. The site visit was made during the period of September 20 through September 28, 1996. Behre Dolbear submitted its findings in a report titled "Review of the Mineral Potential of the former Semipalatinsk Test Site Eastern Kazakstan" dated November 1996. While this report remains "Company Confidential", based upon its visit to 15 prospects, Behre Dolbear believes that the Polygon represents a remarkable concentration of potentially viable precious and base metal properties. The true economic potential of the Polygon remains unknown pending exploration of the area. There are no known bodies of commercial ore on any of the above referenced mineral exploration properties and the activities of ESRL will constitute an exploratory search for ore. Any exploration or development activities are contingent upon the receipt of licenses in proper form.

         Earth Search through its Kazakstani Joint Stock Company, Semtech, submitted a license application covering the entire area of the Polygon in November 1996. Semtech was formed to assist in the transfer of peaceful nuclear technology, provide remote sensing expertise, and to develop mineral deposits on the former Semipalatinsk following the break-up of the Soviet Union, control of all operations on the territory of the former Semipalatinsk Nuclear Test Site known as the Polygon was given to the National Nuclear Center of the Republic of Kazakstan (NNC). "Decree of the Cabinet Ministers of the Republic of Kazakstan No. 44" dated January 7, 1994 granted the NNC certain priority rights including the right to utilize and manage the mineral rights within the Polygon. The NNC subsequently transferred certain exclusive rights through Semtech, a joint stock company organized under the laws of Kazakstan, to Earth Search, who owns 20% of Semtech including (I) Access to the data available to the NNC regarding the Polygon connected with commercial development of minerals, oil, gas and coal except for objects already found or currently being exploited; and (ii) The rights of the NNC to explore, develop and mine mineral resources within the borders of the Polygon, except objects already found or currently being exploited. The only exclusions are a producing coal mine and an exploration and developmental license that is believed to be for Molybdenum. At the same time Earth Search Sciences submitted its license application, it was made known that several licenses were granted on the Polygon territory. These licenses were granted without the approval of the NNC. Semtech submitted its license application on December 4, 1996 exercising the NNC's priority rights to mineral exploration on the Polygon. Earth Search Sciences and Semtech determined that attempting to negotiate mutually satisfactory agreements was a better alternative than taking legal action. During January and February 1997, the Company, through Semtech negotiated letter of intent agreements with three of the four licensees and submitted an application for the Balykshy area, which is outside the Polygon area. Two of the agreements resulted in the intent to form joint ventures and the third agreement resulted in the intent to acquire four
(4) individual licenses held by the same company.

         During the fiscal year ended March 31, 1996, the Company has signed a Co-operative Research and Development Agreement (CRADA) with the Department of Energy's Pacific Northwest National Laboratories and the Battelle Corporation. The Agreement allows the Company a very strong research and development partner who also provides capital for sensor research and development and technology transfer. This cost sharing philosophy keeps with the ESSI strategy to minimize our research and development costs. To date, Earth Search has paid all costs associated with its cost share obligations as they pertain to supporting the June 1997 mission to Kazakstan.

         The Company is in the process of forming  Earth Search  Resources  Ltd.
(ESRL), an Ontario, Canada mineral exploration company who, through its subsidiaries and affiliates, will engage in locating, evaluating, acquiring, exploring, and if warranted, developing mineral properties in Kazakstan. Upon completion of the formation of ESRL, ESRL through Semtech, will register 3 mineral exploration and development joint ventures ("Joint Ventures") that will hold 7 mineral exploration licenses and 1 mineral exploration and development license. Semtech is also in the process of negotiating with Botamoynak, a Kazakstani company that holds a mineral exploration license covering a large portion of the Polygon. The 3 Joint Venture Companies that will be submitted to the Ministry of Justice for Registration are Polygon Resources, LLP; Besshoky, LLP; and SemGeo, LLP. Semtech will be the licensee for 6 of the 8 mineral exploration licenses that are awaiting final ratification by the Government of the Republic of Kazakstan (the "Government"). The other 2 licenses have already been ratified by the Government and are currently held separately by 2 Kazakstani companies. Each of these licenses will be transferred to its respective Joint Venture Company upon the completion of the legal registration of each company.

         The Company intends for ESRL to fund the Company's commitments of approximately $20,000,000 over the next several years relating to the Kazakstan venture. The Company anticipates that most of this funding will come from a mining company or companies and from a private placement of securities of ESRL. There can be no assurance that the Company will succeed in raising the required capital.

         The Company has taken steps to develop its infrastructure and expertise independently or obtain access to it through teaming agreements or strategic alliances.

         On January 16, 1997, the Company signed an agreement with California Microwave Inc. (CMI) and Applied Signal and Image Technology Inc. (ASIT). California Microwave is a leader in wireless and satellite communications. CMI Airborne Systems Integration Division will provide a dedicated aircraft for the joint project, ASIT will provide the software and hardware for the processing of all data and ESSI will provide the Probe 1 sensor. The first mission will be to display the aircraft, software and hardware and the sensor the Third International Airborne Remote Sensing Conference and Exhibition in Copenhagen, Denmark, July 7-10, 1997.

         The Company also believes that a merger with or acquisition of one or more companies may be the most expeditious and cost-effective way to achieve the goals of commercializing the remote sensing technology and converting the Company to an operating, revenue-producing entity. A merger or acquisition would provide the Company with a revenue base and with more immediate access to prospective users of remote sensing technology. The Company would not rule out the creation of a joint venture or "newco" as part of this strategy.

         The Company had attempted to acquire a revenue producing entity that could enhance the Company's remote sensing business prospects, and in fact signed a definitive agreement on June 30, 1995 to acquire all of the capital stock of Lamb Associates, Inc. ("LAI"), an established engineering and technical services company with a strong U.S. Government contracting practice. The definitive agreement was contingent on, among other things, receipt by the Company of financing or equity capital to fund the acquisition. At one point in time, the Company and William Lamb believed they had closed the transaction in a restructured format. However, the restructured format proved fragile and ultimately, on July 11, 1996, the Company and the LAI Shareholders broke off discussions concerning the restructuring of the definitive agreement. There were three principle reasons for this decision. First, the needs of the LAI shareholders to receive cash were incompatible with the Company's inability to raise funding to acquire LAI, second, the profitability of LAI declined somewhat due to the present uncertainty surrounding Government contracting, and third the personal requirements of Mr. Lamb for free trading shares were unacceptable.

         The Company intends over the next year to continue pursuing (a) acquisitions that aid in the commercialization of hyperspectral remote sensing technology, (b) contracts that produce revenues from the application of remote sensing to the existing markets in environmental remediation and mineral identification and to undeveloped markets for other appropriate projects involving a multitude of applications of the technology, (c) financing to fund the development of miniaturized remote sensing instruments, and (d) development of promising potential mineral properties in which the Company has an interest or acquires an interest as a result of its existing database of geological information.

         The Company is not aware of any present commercial competition in the field of hyperspectral spectroscopy. The only knowledge the Company has of any other use of hyperspectral data today is in academic and federal research.

         The Company is not aware of any environmental concerns associated with remote sensing technology.

Employees

         As of March 31, 1997, the Company had 3 full-time employees: Larry F. Vance, Chairman and John W. Peel, III, Chief Executive Officer, and Brian Savage, President. Also the Company retains Tami J. Story, Company Secretary, as a full-time administrative and support person on an independent contractor basis.

ITEM 2.  PROPERTIES

         The Company leases its corporate headquarters and all of the furnishings from an unrelated third party, and has approximately 2,000 square feet of office space in McCall, Idaho. The Company believes its offices are adequate to meet its needs for the foreseeable future. The Company anticipates that ESR will require office space later this year. The Company intends that ESR will lease office space in a site conducive to conducting mineral related business, and Mr. Savage has indicated that perhaps ESR should locate its headquarters in Denver, Colorado. The Company also anticipates that future subsidiaries set up to develop data packages in other countries, including perhaps Quasar and Bear Creek, may be set up as foreign entities and may require leased space in their locality.

         As part of the Company's commitment in Kazakstan, the Company has acquired office space in the Kazakstan city of Kurchatov in March of 1997, consisting of two buildings for $1,700 in cash. Kurchatov is located near the Polygon and is linked to the capital city of Almaty by air through Kazakstan Airlines which offers scheduled air service between Semipalatinsk and Almaty three times per week. The buildings are directly across from each other. Building number one is 30 meters by 60 meters or 1800 sq. meters. Building number two is 60 meters by 90 meters or 5400 sq. meters. Both buildings are in need of remodeling and new construction to bring them into local code compliance. Conversion of the facility to the Kazakstan headquarters of Earth Search is expected to cost $150,000. Work will commence as funding becomes available to the Company. Since the cessation of the existence of the USSR and the curtailment of nuclear testing, facilities in Kurchatov have significantly deteriorated. Once a city of 50,000 in population, Kurchatov now hosts approximately 10,000 residents; most underemployed or unemployed. Skilled technical workers are available in both Kurchatov and Semipalatinsk. These professionals will be of great assistance in any mineral development activities.

ITEM 3.  LEGAL PROCEEDINGS

         On January 10, 1997 , the State of Idaho Department of Finance sued earth Search Sciences, Inc. and Larry F. Vance for alleged violations of the Idaho Securities Act. The lawsuit is pending in the District Court for the Fourth Judicial District of the State of Idaho, Ada County, CV OC 9700155D. In the lawsuit, the State contends that ESSI and Mr. Vance violated Idaho law by making sales of unregistered securities without a license and with no applicable exemption. In addition, the State contends that ESSI and Mr. Vance violated the antifraud provision of the Idaho Securities Act by making untrue statements of material facts. The alleged untrue statements include (I) misrepresentations regarding the lack of compensation paid to certain officers; (ii) misrepresentations regarding the ownership by ESSI of remote sensing equipment;
(iii) misrepresentations regarding revenue producing contracts that did not materialize or produce revenues; (iv) misrepresentations regarding the rights of investors to convert promissory notes to stock; (v) misrepresentations regarding the nature of ESSI's interest in the mineral concession in Kazakstan; and (vii) misrepresentations regarding the acquisition by ESSI of Lamb Associates Inc. when in fact such acquisition never closed. The State also alleges that press releases and other written literature released by ESSI were advertisements regarding ESSI securities that should have been filed with the State.

         The State requests injunctive relief, including an order requiring ESSI to offer all investors who acquired securities from ESSI recission of their investment in ESSI. The State also requests a penalty of US $ 10,000 per violation and reimbursement for the State's attorney's fees and costs.

         ESSI and Mr. Vance are vigorously defending the lawsuit, and believe all of the fraud claims are without merit. ESSI and Mr. Vance believe they may have misunderstood certain rules regarding sales of unregistered securities, and have announced their intention to offer recission to certain residents of Idaho who purchased convertible debt and equity securities from ESSI during the period from 1994 to present. To make that offer, ESSI needs to secure funding of approximately US $143,545 and will need to make certain filings with the SEC and the State. ESSI is not yet in a position to fund the offer or to make the requisite filings, but is hopeful that it will be able to do so within the next several months. There can be no assurance of the outcome of this litigation, and an adverse result would be material and might affect ESSI's ability to survive as an ongoing enterprise. Unfortunately, the State's tactics in investigating and pursuing its claims against the Company and Mr. Vance has made certain key people with whom the Company does business nervous. The Company's efforts to fulfill its business plan have been hampered and by this nervousness and the need to reassure the people of the Company legitimacy. The Company believes that it has successfully overcome most of these issues but the costs have been high and the delays have been untimely.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                  Not applicable

ITEM 4(a).  EXECUTIVE OFFICERS OF THE REGISTRANT

         The following table sets forth certain information with respect to the executive officers of the Company as of June 29, 1997.

                                Name            Age              Position

                         Larry Vance            62               Chairman
                         John W. Peel           51      Chief Executive Officer
                         Brian C. Savage        37                President
                         Tami J. Story          34        Secretary/Treasurer

         Larry F. Vance served as Chief Executive Officer of the Company from 1985 until April 8, 1995. Since April 8, 1995, Mr. Vance has served as Chairman of the Company. Mr. Vance is a director of the Company. Mr. Vance is a full-time employee of the Company and has been since 1985.

         John W. Peel, III joined the Company as Chief Executive Officer in April 1995. Prior to joining the Company, Dr. Peel served for the past six and-one-half years as Senior Vice President of Tetra Tech, Inc., a major publicly held environmental remediation consulting firm. Dr. Peel holds a Bachelor of Sciences in Biology from Millsaps College, a Master of Sciences in Parasitology and Invertebrate Zoology from the University of Mississippi and a Ph.D. in Environmental Health/Health Physics from Purdue University. Dr. Peel is a full-time employee of the Company and has been since 1995.

         Brian C. Savage joined the Company as Vice President-Resource Development and President of the Company's wholly owned subsidiary, Earth Search Resources, Inc. in June 1996. Mr. Savage was appointed President of Earth Search Sciences on April 9, 1997. Mr. Savage, for the past four years, was formerly director of the Investment Banking Mining Group of Nesbitt Burns Securities Inc., in New York. Savage holds a bachelor's degree in mining engineering and a master's in resources economics from the Colorado School of Mines.

         Tami J. Story joined the Company as Secretary and Treasurer in 1993. Ms. Story has been with the Company for 6 years in an administrative support capacity as an independent contractor. Ms. Story also serves as a director of the Company. Ms. Story holds a degree with a major in Nursing and a minor in Business Administration.

                                     PART II

ITEM 5.   MARKET FOR THE REGISTRANT'S COMMON STOCK EQUITY AND
              RELATED STOCKHOLDER MATTERS

         (a) Principal Market or Markets. The Company's Common Stock has in the past traded in the over-the-counter market, based on inter dealer bid prices, without markups, markdowns, commissions, or adjustments (which do not represent actual transactions) as reported in the "pink sheets."

                                  Quarter Ended             High         Low

                                   June 30, 1994               $0.10       $0.07
                                   September 30, 1994          $0.10       $0.08
                                   December 31, 1994           $0.20       $0.10
                                   March 31, 1995              $0.20       $0.16

                                   June 30, 1995               $0.28       $0.24
                                   September 30, 1995          $0.35       $0.30
                                   December 31, 1995           $0.41       $0.38
                                   March 28, 1996              $0.84       $0.81

                                   June 30, 1996               $0.75       $0.68
                                   September 30, 1996          $0.37       $0.34
                                   December 31, 1996           $0.20       $0.17
                                   March 28, 1997              $0.41       $0.38

         (b) Approximate Number of Holders of Common Stock. The number of record owners of the Company's $.001 par value common stock at March 31, 1997, was approximately 735. This does not include shareholders that hold stock in their accounts at brokers/dealers.

         (c) Dividends. Holders of common stock are entitled to receive such dividends as may be declared by the Company's Board of Directors. No dividends have been paid with respect to the Company's common stock and no dividends are anticipated to be paid in the foreseeable future.

ITEM 6.  SELECTED FINANCIAL DATA

         The following table sets forth certain selected financial data for each of the last five fiscal years with respect to the Company and is qualified in its entirety by reference to the Company's audited financial statements and notes thereto.


                                    Cumulative
                                     Amounts
                                    During the
                                   Development                   As of or for the fiscal year ended
                                      Stage           1997          1996         1995        1994        1993
             Operating
               Revenue                    21,323     $     -0-        $6,332 $    -0-     $    -0-    $    -0-

             Net Loss                (8,233,202)   (2,549,823)   (2,408,292)  (1,122,541)   (340,004)   (333,657)
             Net Loss per
               Common Share                  n/a        (0.04)        (0.05)       (0.02)      (0.01)      (0.01)
             Total Assets              3,951,460     3,951,460       922,377       95,861      49,598     139,669
             Long-term
               Obligations               873,462       873,462       736,209    1,231,217     300,052     443,227
             Stockholders'
               Deficit               (2,960,610)   (2,960,610)   (1,295,908)  (1,899,435)   (843,440)   (829,081)
             Cash Dividends
             Declared                          0             0             0            0           0           0


ITEM     7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS

         Financial comparisons will be made between the years ended March 31, 1997 and 1996 and 1995.

LIQUIDITY AND CAPITAL RESOURCES

         During the fiscal year ended March 31, 1995, the Company had no operating revenues. The Company was required to obtain working capital through the sale of its unissued common stock and the issuance of short-term notes. Aggregate amounts received are approximately $113,325 from stock sales and $460,810 from the issuance of notes. In addition, the Company's operating payables and accrued liabilities increased approximately $34,675. The large operating payables and short-term notes create a substantial working capital deficiency.

         During the fiscal year ended March 31, 1996, the Company had limited operating revenues of $6,332 that derived from two consulting agreements for time and materials with Lockheed Martin Group. The Company was required to obtain working capital through the sale of its unissued common stock and the issuance of short-term notes. Aggregate amount received are approximately $192,400 for stock sales and $570,574 from the issuance of notes. In addition, the Company's operating payables and accrued liabilities increased approximately $178,832. The large operating payables and short-term notes create a substantial working capital deficiency. If the Company cannot continue to raise working capital from private placements of stock and/or notes, the Company will experience a substantial hardship in continuing to operate.

         During the fiscal year ended March 31, 1996, the Company experienced a large increase in general and administrative expense from $952,500 for the year ended March 31, 1995, to $2,143,013. Approximately $240,320 of that increase relates to deferred compensation to the three principal officers of the Company at March 31, 1996. The balance of the increase in general and administrative expense relates to the recording by the Company of $1,150,000 in compensation expense in the fiscal year ended March 31, 1996, relating to the difference between the exercise price for stock options granted to officers of the Company in their employment agreements, and the market price of the Company's stock on the date the options were granted. The remainder of the general and administrative expense resulted mostly from significant research and development and financing related activities undertaken by the Company utilizing consulting services. The Company paid for many of such consulting services by issuing shares of its common stock to the consultants.

         During the fiscal year ended March 31, 1997, the Company had limited operating revenues. This does not reflect the working capital held back per the ESSI agreement with ISPL discussed below in the section on Accuprobe, Inc. These funds are accounted for separately in the financial section of this report because of the equipment leasing category this falls under for accounting purposes. In addition, the Company's operating payables and accrued liabilities increased. The large operating payables and short-term notes create a substantial working capital deficiency.

         Subsequent to March 31, 1997, the Company formed a new company, ESSI Probe 1 LC, to acquire a third Probe 1 instrument manufactured by Integrated Spectronics Pty Ltd. of Australia. The new company is a joint venture managed by Earth Search Sciences and owned 50% by Earth Search Sciences, who contributed $500,000 and certain rights to its proprietary technology and 50% by two shareholders, who contributed $1 million for their interest in the company. Under the terms of the joint venture arrangement, Earth Search Sciences will use the Probe 1 instrument for the identification and exploitation of minerals as well as environmental remediation and other projects. The joint venture hopes to receive certain royalties on minerals discovered and exploited through use of the instrument, as well as other fees paid by third parties for data gathered by the instrument. This instrument is slated for delivery between the third and fourth quarters of 1997.

         The Company restructured the commitment from Accuprobe, Inc. to fund two (2) sensors, in June 1997, by agreeing to sell to Accuprobe, Inc. one Probe1 under a sale-leaseback arrangement with in option to repurchase the instrument outright and by agreeing to a loan from Accuprobe, Inc. for a portion of the proceeds to fund a second Probe1 secured by a pledge of the contract with Integrated Spectronics Pty Ltd related to the manufacture of such second Probe1. The Company must repay this loan of $2,200,000 upon delivery of the second Probe1, which is presently scheduled for Fall 1997. The Company and Accuprobe continue to seek ways to renegotiate the agreements to provide Accuprobe with more long term upside in exchange for relieving the Company from short-term cash flow stresses. There can be no assurance that the Company and Accuprobe will be successful in restructuring their agreements. If the Company defaults in its obligations to Accuprobe, the Company could lose the instruments that collateralize those obligations. This would have potentially material adverse competitive consequences to the Company.

         In 1996, the Company set up subsidiaries to develop mining opportunities in the following markets: Canada, Brazil and the United States. The Canadian market is controlled through Quasar Resources, Inc.; and Brazil is controlled by Bear Creek Exploration, Inc. Earth Search currently controls the exploration activities associated with the United States. The Company recently acquired all the stock in Quasar Resources, Inc. and Bear Creek and is determining their future use.

         The Company has also signed an agreement with Applied Signal and Imaging Technology Inc. ("ASIT"), pursuant to which ASIT will work with the Company to develop a system to provide real time translation of remote sensing data into usable information. The Company expects that this technical advancement will significantly enhance the value of air-borne remote sensing in a large variety of contexts, where the present delay in receiving usable information of several months has been an impediment to the use of remote sensing technology.

         The financial statements reflect consolidation of the Company's results with the financial statements of the Company's subsidiaries. One of the Company's subsidiaries, Quasar Resources, Inc., a Wyoming corporation, completed a private placement to certain qualified individuals of 30% of its outstanding capital stock. Quasar received $157,100 in net proceeds from the private placement. ESR received its 70% interest in Quasar for nominal consideration and certain agreements relating to technology. Accordingly, the Company has recorded a minority interest of $47,130 relating to the shares purchased by the unaffiliated Quasar shareholders and has recorded $109,970 as additional paid-in capital. Subsequent to March 31, 1997, the Company and the outside shareholders of Quasar agreed to swap shares of the Company's common stock for shares of Quasar on a 2-to-1 basis. As a result to Company now owns all of the outstanding stock of Quasar Resources, Inc.

         During the fiscal year ended March 31, 1996, the Company had entered into an agreement to acquire all outstanding shares of LAI, an engineering and professional service company, which provides technical services primarily to the environmental industry. As of July 11, 1996, the Company and LAI could not reach an agreement on a restructuring of the transaction. As a result, the Company intends to take a charge in fiscal year 1997 for its expenses relating to the transaction, which will be approximately $130,000.

RESULTS OF OPERATIONS

         The Company has continued to pursue strategic alliances with several substantial companies and Federal laboratories.

         The Company has also collected hyperspectral data and performed ground truthing on a target using the AVIRIS instruments and NASA's UER-2 aircraft. The target was a Superfund site at Summitville, Colorado, allowing the Company to characterize the site for environmental purposes. The final report has been completed by the Company and Analytical Imaging and Geophysics and the findings will be used for environmental and mineral purposes.

         During the fiscal year ended March 31, 1996, the Company has continued working with NASA's research and development department, to assist in continual efforts to commercialize remote sensing. In addition, the Company will endeavor to secure additional capital necessary to continue the Company's efforts to commercialize remote sensing.

JOINT VENTURE AND OPERATING ENTITY RELATIONSHIP

         During the fiscal year ended March 31, 1996, the Company signed a Memorandum of Agreement (MOA) and a Teaming Agreement with Hughes Santa Barbara Research facilities. The Agreements will provide certain Hughes instruments, manufacturing and Hughes support for the ESSI Kazakhstan mission in August 1996, which will include the Department of Energy, Navy Research Laboratory, Sandia National Laboratory, Lawrence Livermore Laboratory, Pacific Northwest National Laboratory and Battelle. As reported in subsequent SEC 10-Q filings, the August 1996 mission to Kazakstan was delayed until the spring of 1997 and Hughes withdrew from participating in the mission because of prior commitments conflicting with the schedule change. Earth Search is not conducting any new business with Hughes at this time.

         In October 1994, the Company obtained JPL support to retrofit the AVIRIS instrument to the NASA C-130 aircraft. This will enable the AVIRIS instrument to collect 5 x 5 meter pixel data flying at 5,000 meter AGL, which is a 16-fold increase in spatial resolution over the resolution available currently with the ER-2 aircraft. Although a contract was issued to Earth Search to retrofit a C-130 aircraft , utilizing funds to be provided by Earth Search, negotiations were suspended with NASA over this issue in the fourth quarter of 1996 because of programmatic uncertainties contributed by Federal budget cuts and the elimination of a key aircraft from the NASA fleet which would have been a candidate for conversion to a test platform. While Earth Search recognizes that NASA's not for profit status precludes the agency from endorsing any commercial product or instrument, Earth Search intends to contract with NASA/JPL to evaluate the Probe 1 instrument against AVIRIS.

         Earth Search and a private Canadian group are in the final stages of the formation of a company whose mission is to raise capital and manage the development of remote sensing opportunities in the Canadian territory.

         Dr. Larry Lass, University of Idaho teamed with Earth Search Sciences on a joint proposal to the Farm Bureau and won a contract to overfly the Snake River Basin (Hell's Canyon) to prove the use of hyperspectral imagery for control and eradication of noxious week intrusion. The results of which will enable Earth Search to determine the applicability of Probe1 technology to this potentially lucrative agricultural market.

         During the fiscal year ended March 31, 1995, the Company signed a multi-year Space Act Agreement with JPL, California Institute of Technology (CALTECH) and NASA's high altitude missions branch. JPL is to provide the AVIRIS hyperspectral instrument to collect data and process the same and NASA is to provide the airborne platform and UER-2 aircraft to fly the instrument over targets of interests generated by (1) the Company, (2) major mineral/petroleum companies and (3) environmental/engineering targets. Under this Agreement, NASA has flown Summitville, Colorado, an EPA superfund project, the San Jacinto River oil spill (pipeline break), the Coeur d'Alene mining district and the Payette National Forest. The Company is currently developing data packages for each of such flights for interpretation.

         During the fiscal year ended March 31, 1996, several proposals have been developed to partner with private industry, universities and state and Federal agencies to develop, package and deliver competitive advanced technology products and services. This approach provides solutions to critical environmental restoration and waste management problems, while furthering national business and technology goals.

FUTURE OPERATIONS

         The Company continues to increase its involvement in the mineral exploration and environmental areas, using the results of its research and development over the last five years in remote sensing. By attempting to obtain equity funding, the Company anticipates developing instruments to include hand-held, airborne and satellite spectrometers and to acquire revenue-producing companies in the natural resources and environmental monitoring field.

         Through teaming with other firms, the Company will identify possible technology applications for remote sensing. Management intends to pursue additional markets for its imagery databases, which would generate operating revenues and adequate cash flows.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         The financial statements and supplementary data required by this item are included on pages F-1 to F-16 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

                  None

                                    PART III

ITEM 10.          DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

         Information with respect to directors of the Company will be included under "Election of Directors" in the Company's definitive proxy statement for its 1997 annual meeting of shareholders to be filed not later than 120 days after the end of the fiscal year covered by this Report and is incorporated herein by reference. Information with respect to executive officers of the Company is included under Item 4(a) of Part I of this Report.

         Based solely on a review of copies of reports received by the Company from persons required to file reports of ownership and changes on ownership pursuant to Section 16(a) of the Securities Exchange Act of 1934, the Company believes that all of its executive officers and directors complied with applicable filing requirements for the fiscal year ended March 31, 1997.

ITEM 11.  EXECUTIVE COMPENSATION

         Information with respect to executive compensation will be included under "Executive Compensation" in the Company's definitive proxy statement for its 1997 annual meeting of shareholders to be filed not later than 120 days after the end of the fiscal year covered by this Report and is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                MANAGEMENT

         Information with respect to security ownership of certain beneficial owners and management will be included under "Security Ownership of Certain Beneficial Owners and Management" in the Company's definitive proxy statement for its 1997 annual meeting of shareholders filed or to be filed not later than 120 days after the end of the fiscal year covered by this Report and is incorporated herein by reference.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Information with respect to certain relationships and related transactions with management will be included under "Certain Transactions" in the Company's definitive proxy statement for its 1997 annual meeting of shareholders to be filed not later than 120 days after the end of the fiscal year covered by this Report and is incorporated herein by reference.

                                     PART IV

Item 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON
             FORM 8-K

         (a)(1)   Financial Statements                                          Page in this Report

                  Reports of Independent Accountants                            F-1
                  Balance Sheet at March 31, 1997 and 1996                      F-2
                  Statement of Loss for the Years
                     Ended March 31, 1997, 1996 and 1995                        F-3
                  Statement of Changes in Shareholders'
                     Equity (Deficit) for the Years Ended
                     March 31, 1997, 1996 and 1995                              F-4/F-5/F-6
                  Statement of Cash Flows for the Years
                     Ended March 31, 1997, 1996 and 1995                        F-7
                  Notes to Financial Statements                                 F-8

         (a)(2)   Financial Data Schedules                                      F-23

         (a)(3)   Exhibits                                                      F-24

3.1 Articles of Incorporation; incorporated by reference to Exhibit 3.1 to the Registrant's Form 10-K for the fiscal year ended March 31, 1995
         (Amendment authorizing additional shares is attached hereto)

3.2      Bylaws; incorporated by reference to Exhibit 3.2 to the Registrant's
         Form 10-K for the fiscal year ended March 31, 1995

4.1      See Exhibit 3.1 and Exhibit 3.2

10.1 NASA Agreement; incorporated by reference to Exhibit 3a to the Registrant's Amended Form 10-K for the fiscal year ended March 31, 1993

10.2     Space Act  Agreement  between  NASA and the  Registrant  dated June 30,
         1994;  incorporated  by reference  to exhibit 10.4 to the  Registrant's
         Form 10-K for fiscal year ended March 31, 1995

10.3 Settlement Agreement and Release dated November 7, 1994; incorporated by reference to exhibit 10.5 to the Registrant's Form 10-K for fiscal year ended March 31, 1995

10.4     Agreement dated February 16, 1995 between Graham, Hamilton & Dwyer,
         Inc. and the Registrant; incorporated by reference to exhibit 10.6 to the Registrant's Form 10-K for fiscal year ended March 31, 1995

10.5     Agreement  dated  September 11, 1995 between  Registrant and Integrated
         Spectronics Pty Ltd.; incorporated by reference to exhibit 10.5 to the Registrant's Form 10-K for fiscal year ended March 31, 1996

10.6 Memorandum of Understanding between the Registrant and Applied Signal and Imaging Technology, Inc. dated May 27, 1996; incorporated by reference to exhibit 10.6 to the Registrant's Form 10-K for fiscal year ended March 31, 1996

10.7     Agreement dated September 11, 1995 between Registrant and Integrated
         Spectronics Pty. Ltd. for $2 million

10.8     Agreement dated September 11, 1995 between Registrant and Integrated
         Spectronics Pty. Ltd. for $1.9 million

10.9     Agreement dated June 10, 1997 between Registrant and Accuprobe, Inc.

10.10    Operating Agreement of ESSI Probe1 LC, dated June 3, 1997

16.1 Letter re: change in certifying accountant; incorporated by reference to exhibit 16.1 to the Registrant's Form 10-K for fiscal years ended
         March 31, 1995 and March 31, 1996

21.1     Earth Search Resources, Inc., Wyoming Quasar Resource Inc., Wyoming and
         Bear Creek  Exploration,  Inc.,  Nevada;  incorporated  by reference to exhibit 21.1 to the Registrant's  Form 10-K for fiscal year ended March
         31, 1996

(b)      Reports on Form 8-K.
               Form 8-K--December 6, 1996
               Form 8-K--January  15,  1997
               Form 8-K--March 25,  1997
               Form 8-K--April 9, 1997
               Form 8-K--June 19, 1997


                                   SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        EARTH SEARCH SCIENCES, INC.



                                        By /s/ Larry F. Vance
                                        Larry F. Vance
                                        Chairman and Chief Financial Officer

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the following capacities on June 29, 1996.


 Signature                                           Title

/s/ Larry F Vance                       Chairman and Chief Financial
Larry F. Vance                          Officer (Principal Executive and Financial Officer)

/s/ John W. Peel, III                   Chief Executive Officer
John W. Peel, III                       (Principal Executive Officer)

/s/ Brian C. Savage                     Director
Brian C. Savage

/s/ Tami Story                          Director
Tami J. Story

/s/ Rory J. Stevens                     Director
Rory J. Stevens



                                  EXHIBIT INDEX

Exhibit           Sequential
  No.             Description                                                             Page No.

27.      Financial Data Schedules                                                           --

3.1      Articles of Incorporation                                                          --

3.2      Bylaws                                                                             --

4.1      See Exhibit 3.1 and Exhibit 3.2                                                    --

10.1     NASA Agreement; incorporated by reference to Exhibit 3a to the Registrant's
         Amended Form 10-K for the fiscal year ended March 31, 1993                         --

10.2     UURI Agreement; incorporated by reference to Exhibit 3b to the Registrant's
         Amended Form 10-K for the fiscal year ended March 31, 1993                         --

10.3     Agreement dated January 25, 1994 among the Registrant, Emerald Operating
         Company and Spectral International; incorporated by reference to exhibit
         10.3 to registrant for 10-K for fiscal year ended March 31, 1995                   --

10.4     Space Act Agreement between NASA and the Registrant dated June 30, 1994;
         incorporated by reference to exhibit 10.4 to registrant for 10-K for
         fiscal year ended March 31, 1995                                                   --

10.5     Settlement Agreement and Release dated November 7, 1994; incorporated by reference to exhibit 10.5 to registrant for 10-K for fiscal year ended
         March 31, 1995                                                                     --

10.6     Agreement dated February 16, 1995 between Graham, Hamilton & Dwyer, Inc.
         and the Registrant; incorporated by reference to exhibit 10.6 to
         registrant for 10-K  for fiscal year ended March 31, 1995                          --

10.7     Agreement dated September 11, 1995 between Registrant and Integrated
         Spectronics Pty. Ltd. for $2 million                                             Filed

10.8     Agreement dated September 11, 1995 between Registrant and Integrated
         Spectronics Pty. Ltd. for $1.9 million                                           Filed

10.9     Agreement dated June 10, 1997 between Registrant and Accuprobe, Inc.             Filed

10.10    Operating Agreement of ESSI Probe1 LC, dated June 3, 1997                        Filed

16.1     Letter re: change in certifying accountant                                         --
